UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Board of Directors’ Proposal to be submitted to the Shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

Dear Shareholders,

     The Board of Directors of Banco Bradesco S.A. hereby submits to your analysis and deliberation, proposals:

1. To cancel the shares held in Treasury, existing on the day of the Shareholders’ Meeting, representing the Company’s Capital Stock, without reduction thereof, with the subsequent amendment to the “caput” of Article 6 of the Bylaws.

By means of repurchase programs, the Board of Directors, at the meeting held on November 26, 2007, on May 27 and November 27, 2008, June 1 and December 2, 2009, authorized the Company’s Board of Executive Officers to acquire own shares to be kept in treasury and later sale or cancelation, without reduction of the Capital Stock, for 6 (six) months, and the decision as to the sale or cancelation of these shares would be made in due time and informed to the market

Therefore, the Board of Directors proposes the cancelation of the shares held in Treasury, existing on the date of the Meeting, representing the Company’s Capital Stock, without reduction thereof, with the consequent amendment to the “caput” of Article 6 of the Bylaws.

The number of shares to be canceled will be determined at the Shareholders’ Meeting, when the “caput” of Article 6 of the Bylaws will be amended.

2. To reduce from 59 to 52 the minimum number of members of the Board of Executive Officers, changing the minimum number of Executive Vice Presidents and Managing Officers, adapting them to the Company’s organizational structure, without changing the maximum number of members of that Body, with the consequent amendment to the “caput” of Article 12 of the Bylaws.

In view of the changes that have been occurring in the composition of the Board of Executive Officers, due to administrative changes, aiming to adapt the number of members thereof to the Company’s organizational structure, we propose to change: a) the minimum number from 7 (seven) to 5 (five) Executive Vice-Presidents; and b) the minimum number from 11 (eleven) to 6 (six) Managing Officers.

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Board of Directors’ Proposal to be submitted to the Shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.
.2.

Consequently, it is necessary to reduce from 59 to 52 the minimum number of members of the Board of Executive Officers, without changing the maximum number of members of that Body, thus amending the “caput” of Article 12 of the Bylaws, which shall have the following wording: “Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 97 (ninety-seven) members, distributed in the following position categories: from 12 (twelve) to 26 (twenty-six) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six) to 15 (fifteen) Managing Directors. – Department Directors: from 27 (twenty-seven) to 47 (forty-seven) members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.”

Cidade de Deus, Osasco, SP, February 9, 2010

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,582 of the Bank, held on February 9, 2010, drawn up in the Company`s records.

Banco Bradesco S.A.

José Luiz Acar Pedro        Domingos Figueiredo de Abreu

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..1.

Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3)The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.
Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.
No amendments.
Section II - Corporate Purpose	No amendments.
Article 5)The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.
Article 6) The Capital Stock is R$24,500,000,000.00 (twenty four billion, five hundred million reais), divided into 3,115,532,575 (three billion, one hundred fifteen million, five hundred thirty two thousand, five hundred seventy five) book- entry, registered shares, with no par value, of which 1,557,766,368 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, three hundred sixty eight)are common shares and 1,557,766,207 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, two hundred and seven) are preferred shares.
The number of shares to be cancelled will be established at the Shareholders’ Meeting.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..2.

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.
No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;
b) dividends 10% (ten per cent) higher than those attributed to common shares;
c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..3.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.
No amendments.
Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.
No amendments.
Paragraph Five - The following actions will not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issue of participation certificates.	No amendments.
Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.
No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.
Section V - Board of Directors	No amendments.
Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one)Vice-Chairman among themselves.
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..4.

Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.
Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice- Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.
No amendments.
Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.
No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;	No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..5.

b) to make sure that the corporate business is being conducted with probity, in order to  preserve the Company’s credibility;
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity  and security of the Company;
d) to establish the general guidelines of the  Company’s business, as well as to deliberate upon the constitution and  performance of Operational Portfolios;
e) to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent  equity interest of the Company and its  direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’  Equity;
f) to decide on trades involving shares issued by the Company, in accordance with  Paragraph Six of Article 6;
g) to authorize the granting of any kind of donation, contribution or aid, regardless of  the beneficiary;
h) to approve the payment of dividends and/or interest on own capital proposed by  the Board of Executive Officers;
i) to submit to Shareholders’ Meetings  appreciation proposals aiming at increasing  or reducing the capital share, share grouping, bonuses or splits, merger,  incorporation or spin-off transactions and  reforms in the Company’s Bylaws;

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..6.

j) to deliberate upon associations, involving  the Company or its Subsidiaries, including  participation in shareholders’ agreements;
k) to approve the monetary investment of  resources resulting from fiscal incentives;
l) to examine and deliberate upon budgets  and financial statements submitted by the  Board of Executive Officers;
m) to assume decision-making powers on  specific matters of the Company’s interest  and to deliberate upon defaulting cases;
n) to apportion the remuneration of Managers,  established by the Shareholders’ Meeting  and to determine bonuses for board  members, executive officers and employees,  when it intends to give them;
o) to authorize, whenever necessary, the  representation of the Company by a  member of the Board of Executive Officers  individually or by an attorney, in which  case a respective mandate will indicate  what actions may be practiced;
p) to establish the remuneration of the Audit  Committee members and of the  Ombudsman;
q) to approve the Corporate Report on Internal  Controls Conformity and determine the  adoption of strategies, policies and  measures focused on the diffusion of a  controlling and risk mitigation culture.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..7.

Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.
Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.
No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.
Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 59 (fifty-nine) to 97 (ninety-seven) members, distributed in the following position categories: from 19 (nineteen)to 26 (twenty-six)members, being 1 (one) Chief Executive Officer, from 7 (seven) to 10 (ten) Executive Vice-Presidents and from 11 (eleven)to 15 (fifteen)Managing Directors. – Department Directors: from 27 (twenty-seven) to 47 (forty-seven)members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two)to 97 (ninety-seven) members, distributed in the following position categories: from 12 (twelve) to 26 (twenty-six) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice- Presidents and from 6 (six) to 15 (fifteen)Managing Directors; – Department Directors: from 27 (twenty-seven) to 47 (forty- seven) members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen)members.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..8.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice- Presidents and Managing Directors, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.
No amendments.
Paragraph Two – The requirements provided for in item II of Article 18 and “caput” of Article 19, related to the Executive Directors, Department Directors and Directors, respectively, may be exceptionally waived by the Board up to the limit of ¼ (one fourth)of each of these position categories, except in relation to the Directors appointed to the positions of President and Vice-President.
No amendments.
Article 13) The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.
No amendments.
Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.	No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..9.

Paragraph Two - The Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by at least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.
No amendments.
Paragraph Three – The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicia"  clause, assumption in which the power of  attorney may have an indeterminate  duration and may be empowered;
b) receive judicial or extrajudicial summons or  services of process;
c) participation in biddings;
d) representation in General Meetings of  Shareholders or Quotaholders of companies  or investment funds in which the Company  holds interest, as well as of entities in  which it is partner or affiliated company;
e) representation in public agencies and  authorities, provided that this does not  imply the assumption of responsibilities  and/or liabilities by the Company;
f) in “legal testimonies”.
No amendments.
Paragraph Four - Department Directors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..10.

Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members;
b) Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;
c) Managing Directors shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice- Presidents;
d) Department Directors shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;
e) Directors shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive  Officers.
No amendments.
Article 15) The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..11.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.
No amendments.
Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.
No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 65 (sixty-five) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.
Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must:	No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..12.

I. Department Director - be under 62 (sixty-two) years old; II. Director - be under 60 (sixty) years old.	No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non- permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.
Article 21)The Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective         remuneration, as well as, its replacement;
b) to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to  the market;
c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in  addition to internal regulations and codes;
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..13.

d) to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of  Executive Officers;
e) to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the  information;
f) to recommend to the Board of Executive Officers corrections or improvements in policies, practices and procedures included  in its attributions;
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external  auditors;
h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all  meetings shall be drawn up;
i) to establish operating rules for its  functioning;
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures  identified under the scope of their respective incumbencies.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..14.

Section IX - Compliance and Internal Control Committee	No amendments.
Article 22) The Company will have a Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.
No amendments.
Section X - Remuneration Committee	No amendments.
Article 23) The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors policies and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..15.

Section XI - The Ethical Conduct Committee	No amendments.
Article 24)The Company will have an Ethical Conduct Committee comprised of up to 16 (sixteen) members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.
No amendments.
Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.
No amendments.
Section XII – Risks and Capital Allocation Integrated Management Committee	No amendments.
Article 25) The company shall have a Risks and Capital Allocation Integrated Management Committee, composed of up to 13 (thirteen)members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.
No amendments.
Sole Paragraph – The Committee shall have the objective of assisting the Board of Directors in the performance of its attributions related to the approval of institutional policies and operating guidelines and to the establishment of limits of risk exposition, with a view to reach their effective management in the scope of Bradesco Organization, herein understood the economic and financial consolidated results.
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..16.

Section XIII - Ombudsman	No amendments.
Article 26) The Company shall have  an Ombudsman which shall operate on  behalf of all the Institutions composing the Bradesco Organization, authorized to operate  by the Central Bank of Brazil, composed of  1 (one) Ombudsman, appointed and  dismissed by the Board of Directors, with 1  (one) year term of office.
No amendments.
Paragraph One – The Ombudsman’s duty shall be the following:	No amendments.
a) to ensure the strict observance to the legal  and regulatory rules related to the  consumer rights and work as a channel of  communication among the Institutions  provided for by “caput” of this Article,  clients and users of products and services,  including in the intervention in conflicts;
b) to receive, register, guide, analyze and  provide formal and proper treatment to  complaints of clients and users of products  and services of the Institutions provided for  in “caput” of this Article, not solved by  usual services provided by branches or any  other service branches;
No amendments.

./.

Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m.
..17.

c) to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;
d) to inform the claimants about the term estimated for final answer, which may not exceed thirty days;
e) to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;
f) to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;
g) to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

Paragraph Two – The Company:	No amendments.
a) will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and  exemption;
b) will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request  information and documents for the  performance of its activities.
No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .18.

Section XIV - Shareholders’ Meetings	No amendments.
Article 27) General and Special Shareholders’ Meetings will be:	No amendments.
a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.
No amendments.
Section XV - Fiscal Year and Income Distribution	No amendments.
Article 28) The fiscal year coincides with the civil year, ending on December 31.	No amendments.
Article 29) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.
No amendments.
Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six- month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the Legal Reserve;
II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;
No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .19.

III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders,  at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent)of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article  202 of the Law # 6,404/76.

Paragraph One - The Board of Executive  Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six- monthly and monthly dividends, resulting from  Retained Earnings or existing Profits Reserves.
No amendments.
Paragraph Two - The Board of Executive  Officers may, also, subject to the approval  of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends,  whose declaration is permitted   by the foregoing paragraph or, further, in addition  thereto.
No amendments.
Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.
No amendments.

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Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .20.

Article 31) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.
No amendments.
Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.
No amendments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.